Securities and Exchange Commission
Washington, D.C.  20549

Gentlemen:

        We were previously the independent accountants for Capita Research Group, Inc., and on February 25, 2000 we reported on the consolidated and/or combined financial statements of Capita Research Group, Inc. and Subsidiary as of and for the three years ended December 31, 1999. On August 1, 2000 we informed Capita Research Group, Inc. that we had merged with McGladrey & Pullen, LLP and we would no longer be the independent accountants of Capita Research Group, Inc. We have read Capita Research Group, Inc.'s statements included under
Item 4 of its Form 8-K for August 2, 2000 and we agree with such statements.

                                             By: /s/ Rudolph, Palitz LLC
                                             ---------------------------
                                                     Rudolph, Palitz LLC

Blue Bell, Pennsylvania
August 3, 2000